Exhibit 12.1
GSC Capital Corp.
Computation of Earnings to Fixed Charges
(U.S. Dollars in thousands)

	Period from July 11, 2005 (commencement of operations) to December 31, 2005	Six Months Ended June 30, 2006

Earnings:
Income (loss) before income taxes	(1,674)	11,454
Fixed charges per below	33,261	67,914

Total earnings	31,587	79,368

Fixed Charges
Interest Expense	33,261	67,914

Total Fixed Charges	33,261	67,914

Ratio of earnings to fixed charges	0.9	1.2